SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*

                                 BESICORP LTD.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   086339108
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                                 (CUSIP Number)

       William J. Poltarak                                 (212) 223-0400
       Zeichner Ellman & Krause, 575 Lexington Avenue, New York, NY 10022
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 7, 1999
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             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael Zinn
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      BK
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |X|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        58,461
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            -0-
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               58,461
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        -0-
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      58,461
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Instructions for Cover Page

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(1) in which case it may not be necessary to check row 2(b)].

(3)   The 3rd row is for SEC internal use; please leave blank.

      Amendment No. 2 to Schedule 13D filed by Michael Zinn (the "Reporting Person") and dated July, 1999, and Amendment No. 1 to Schedule 13D dated July, 1999. The information contained in Schedule 13D and Amendment No. 1 to Schedule 13D is accurate as of the date of this Amendment No. 2 except as such information may be amended or as modified in this Amendment No. 2. The definition of terms defined in Schedule 13D and Amendment No. 1 will continue in Amendment No. 2.

Item 3. Source and Amount of Funds

      Reference is made to Item 4 for a description of the Merger and the definition of certain other capitalized terms used in this Item 3.

      Upon the effectiveness of the Merger, approximately 54,465 Shares owned by persons other than Buyer and certain management employees of Issuer will be converted into (i) the right to receive approximately $58.70 per Share in cash (the "Conversion Right"), or approximately $3,197,100 in the aggregate, together with (ii) a Deferred Payment Right for the Shares so converted.

      The Reporting Person is the controlling member of Avalon Funding, LLC, a Delaware limited liability company

("Funding LLC"). Funding LLC was organized to engage in the funding activities described in this Item.

      On January 3, 2000, Funding LLC was granted a secured line of credit of up to $10 million (the "Credit Facility") by HSBC Bank USA ("Bank"). The Reporting Person guaranteed repayment of, and collateralized, the Credit Facility. All advances pursuant to the Credit Facility are due not later than December 31, 2000. Bank reserves the right to decline further funding of the Credit Facility after that date.

      Funding intends to loan Buyer the funds necessary to fund the Conversion Rights and to make the interim, preclosing loans to Issuer as required in the Agreement. The exact terms and conditions of such loans have not yet been determined.

      The Deferred Payment Right will be funded with the proceeds of certain activities of the Merger Survivor and as specified in the Agreement.

Item 4. Purpose of the Transaction

      The Reporting Person has caused the formation of Avalon Ventures, LLC, a Virginia limited liability company ("Avalon") and Besicorp Holdings, Ltd. ("Besicorp") and Besi Acquisition Corp. ("Acquisition"), both of which are New York corporations (Avalon, Holdings and Acquisition are sometimes referred to as the "Buyer"). The Reporting Person controls Avalon, Holdings and Acquisition and has no plan(s) pursuant to which such control would be dissapated. Avalon, Holdings and Acquisition may be deemed to be affiliates of the Reporting Person, although neither Avalon, Holdings or Acquisition have the power to direct the vote of any Shares which they may hold of record or to direct the disposition of such Shares without the approval of the reporting person.

      The Reporting Person intends to contribute the Shares he owns to Buyer in connection with, and for the purposes of the Merger.

      On October 7, 1999, Holdings, Acquisition and the Issuer entered into an Agreement and Plan of Merger (the "Agreement"). Pursuant to the Agreement, Acquisition will merge into the Issuer not later than December 15, 1999, or at the discretion of any party to the Agreement, March 1, 2000 (the "Merger"); the Issuer will survive the Merger; each shareholder of the Issuer (other than Buyer) will receive (i) the right to receive approximately $58.70 for each Share held, plus (ii) additional consideration in the event and to the extent that the person surviving the merger (the "Merger Survivor") receives, in turn, certain funds or distributions (net of certain expenses) from certain activities as specified in the Agreement (the "Deferred Payment Right". Immediately following Merger, (i) the Reporting Person will continue to control Issuer; and (ii) the Issuer will promptly terminate the registration of its common stock under the Securities Exchange Act of 1934.

      The consummation of the Merger is subject to contingencies, including the adoption of the Agreement by the shareholders of the Issuer, and there is no assurance that the Merger will be consummated.

      Item 7. Material to be filed as Exhibits.

      3. Credit Facility Commitment Letter.

      4. Reference is made to the Issuer's Current Report on Form 8-K dated October 7, 1999, for a true and complete copy of the Agreement.

                                    Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                January 19, 2000
                                        --------------------------------
                                                     (Date)


                                               /s/ Michael F. Zinn
                                        --------------------------------
                                                   (Signature)


                                                 Michael F. Zinn
                                        --------------------------------
                                                  (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

HSBC [LOGO]

January 3, 2000

Mr. Michael F. Zinn
Avalon Funding LLC
1151 Flatbush Road
Kingston, NY 12401-7011

Dear Michael:

We are prepared to make a credit facility available to you substantially according to the terms and conditions outlined below:

Borrower                      Avalon Funding LLC ("Borrower")

Lender                        HSBC Bank USA ("Bank")

Amount Line of credit ("Line of Credit") in the maximum principal amount of $10,000,000.00.

Secured                       Michael F. Zinn ("Guarantor")
Guarantor:

Purpose                       Funding for Borrower's various business
                              investments.

Interest Rate                 Each advance under the Line of Credit shall, at
                              the option of Borrower, bear interest at a rate equal to LIBOR (based on a thirty to ninety day period) plus 1.00% or the Prime Rate minus 1.00%.
                              As used herein, Prime Rate means the rate publicly announced by the Bank from time to time as its Prime Rate and is a base rate for calculating interest on certain loans. Interest will be payable monthly, and on the basis of a 360 day year, for the actual number of days elapsed.

Availability                  Advances will be made at the sole discretion of
                              the Bank. LIBOR-based advances must be requested at least two business days in advance. Each advance request will be accompanied by a certificate signed by Michael F. Zinn, certifying that after such advance is made, Guarantor will be in compliance with the financial covenants set forth below under "Affirmative Covenants". Without limiting the discretionary nature of the Line of Credit,

HSBC Bank USA
347 Main Street, Poughkeepsie, NY 12601

Avalon Funding LLC
January 3, 2000
Page 2

                              the Bank will be in a position to consider requests for advances only if the following margin requirements are met. Borrower shall maintain at all times in the Pledged Accounts (as such term is defined below under "Security and Supporting Documents") sufficient collateral such that the aggregate principal balance outstanding ("Principal Amount") under the Line of Credit does not exceed 70% of the market value ("Collateral Value") of the collateral. Notwithstanding the foregoing, the above-referenced percentage may exceed 70%, up to 100%, in the event of a decline in Collateral Value due to changes in market conditions, provided that, whenever the Principal Amount first exceeds 80% of the Collateral Value, any excess shall be payable within sixty (60) days after the date that Principal Amount first exceeded 80%.

Credit
Documentation                 The Line of Credit shall be evidenced by a Grid
                              Note substantially in the form attached hereto as Exhibit A ("Grid Note").

Maturity Each LIBOR-based advance under the Line of Credit shall be payable at the end of the interest period selected by Borrower for such advance. No LIBOR-based advance shall have a maturity date later than December 31, 2000. All Prime Rate-based advances shall be payable on the due date inscribed for such advance on the Grid Note, which due date shall not be not later than December 31, 2000.

Prepayments                   The Borrower may prepay at any time all or any
                              portion of principal advanced under the Line of Credit provided, however, in the event of prepayment of any LIBOR-based advance, Borrower shall reimburse the Bank for any loss, cost or expense which the Bank reasonably demonstrates has resulted from such prepayment.

Security and                  The Pledgor will execute a Pledge Security
Supporting                    Agreement, an Account Control Agreement and other
Agreements                    documentation required by the Bank to grant the
                              Bank a first perfected security interest in five investment accounts in the name of Michael F. Zinn
                              (account #670-21086-11, 670-21087-10,
                              670-21088-19, 670-21089-18 and 670-21305-16)
                              (collectively, "Pledged Accounts"), managed by
                              Salomon Smith Barney. The latter party shall be required to execute an Account Control Agreement in form and content acceptable to the Bank, recognizing the Bank's security interest.

Avalon Funding LLC
January 3, 2000
Page 3

Affirmative Covenants         The Pledgor shall maintain at all times pledged
                              liquid assets ("Liquid Assets") in an amount equal to or greater than 1.43 times the Principal Amount and a combined net worth of at least 2 times the maximum Principal Amount. As used herein, Liquid
                              Assets shall mean cash, cash equivalents and marketable securities. At least once each calendar quarter, and more often as required above under "Availability", Borrower will furnish the Bank with a certificate signed by Michael F. Zinn, certifying compliance with the above financial covenants. If, in connection with a request for an advance, the amount requested would, based on the most recent brokerage statements furnished to the Bank, cause the Principal Amount to exceed 70% of the Collateral Value, then Borrower will be required to furnish updated brokerage statements indicating availability. The Guarantor shall furnish the Bank annual personal financial statements in form acceptable to the Bank. The
                              Borrower shall furnish the Bank copies of all federal tax returns filed with the Internal
                              Revenue Service within thirty (30) days of the date such returns are filed. The Guarantor shall cause the Bank to receive copies of all monthly statements regarding the Pledged Accounts.

Negative Covenants            The Borrower will not use any of the funds
                              advanced under the Line of Credit to purchase or carry margin stock, as such term is defined in Federal Reserve Bank Regulation U.

Indemnity Reimbursement       The Pledgor agrees to reimburse the Bank on demand
                              with respect to any amount paid, or cost or expense incurred, by the Bank pursuant to any indemnity given by the Bank in any Account Control
                              Agreement.

The terms contained in this letter shall survive the closing of the Line of Credit. This letter is not a commitment to lend and advances under the Line of Credit are at the discretion of the Bank. Either the Bank or Avalon Funding LLC may terminate this Line of Credit with respect to future advances, at any time, upon notice to the other party. We review non-contractual Lines of Credit, such as this, at least annually upon submission of appropriate financial information. This Line of Credit is scheduled to be reviewed by December 31, 2000 and will automatically expire as of that date unless renewed or extended by us in writing.

Avalon Funding LLC
January 3, 2000
Page 4

I look forward to a long and fruitful relationship between Avalon Funding LLC (including all related parties) and HSBC Bank USA.

Sincerely,


/s/ Patrick M. Trask

Patrick M. Trask
Vice President


AGREED AND ACCEPTED

Borrower:

Avalon Funding LLC


By: /s/ Michael F. Zinn
    ---------------------------------------
    Michael F. Zinn, Majority Member

Guarantor:


By: /s/ Michael F. Zinn
    ---------------------------------------
    Michael F. Zinn

                    OPTIONAL ADVANCE TIME OR DEMAND GRID NOTE


$10,000,000.00                                           Poughkeepsie, New York

                                                         January 3, 2000

      FOR VALUE RECEIVED, Avalon Funding, LLC (the "Borrower"), promises to pay to HSBC Bank USA ("Bank") or order, on demand or when due as provided herein at its 347 Main Street Office in Poughkeepsie, New York, the aggregate unpaid principal amount of all advances made by the Bank to the Borrower from time to time (each and "Advance" and collectively the "Advances") as evidenced by the inscriptions made on the Schedule attached hereto ("Schedule"), together with interest thereon at a per annum rate as provided herein. The aggregate amount of all advances outstanding hereunder shall not at any time exceed $10,000,000.00.

As used in this Note, the following terms shall have the meanings set forth below:

      Adjusted LIBOR Rate: The LIBOR Rate plus 1.00%

      Adjusted Prime Rate: The Prime Rate minus 1.00%

      Business Day: Any day other than a Saturday, Sunday or other day on which commercial banks in London and/or Poughkeepsie are authorized or required by law to close.

      LIBOR PERIOD: A period, if available to the Bank, of not less than thirty days or more than ninety days.

      LIBOR Period Request: The written request by the Borrower to the Bank for the LIBOR Rate Advance, and including a LIBOR Period, the date of the LIBOR Rate Advance and amount.

      LIBOR Rate: Means the per annum interest rate equal to the London Interbank Offered Rate as shown on the Dow Jones & Company's Tolerate Screen, at approximately 11:00 AM (London time) two business days prior to the proposed borrowing date for deposits of United States Dollars in an amount and for a period of time comparable to the principal amount of the proposed LIBOR Rate Advance.

      LIBOR Rate Advance: Any advance bearing interest at the Adjusted LIBOR
Rate.

      Prime Rate: The rate of interest publicly announced by the Bank from time to time as its prime rate and is a base rate for calculating interest on certain loans.

      Prime Rate Advance: Any advance bearing interest at the adjusted Prime
Rate.

      Prime Rate Request: The written request by the Borrower to the Bank for a Prime Rate Advance and including the term of borrowing, date of borrowing and amount.

      Regulatory Change: After time date hereof, the introduction of any new, or any change in existing, applicable laws, rules or regulations or in the interpretation or administration thereof by any court or governmental authority charged with the interpretation or administration thereof, or compliance by Bank with any new request or directive by any such court or authority (whether or not having the force of law).

      All advances, the due date thereof, interest rates and all payments of principal made on this Note may be inscribed by the Bank on the Schedule. Each Advance shall be payable on the earlier of the due date thereof or On Demand.

      Borrower may request a Prime Rate Advance by writing in a Prime Rate Request to the Bank not later than 1:00 PM (Eastern time) on the date of the proposed Prime Rate Advance.

      Borrower may request a LIBOR Rate Advance and LIBOR Period by writing in a LIBOR Period Request to the Bank not later than 1:00 PM (Eastern time) on the date of the proposed LIBOR Rate Advance. Borrower may not select a LIBOR Period having an expiration date later than 90 days. Notwithstanding any provision herein to the contrary any LIBOR Rate Advance shall be made in a minimum amount of $100,000.00.

      The Bank may make advances to the Borrower upon written request. Each written request shall be conclusively presumed to have been made by a person authorized by the Borrower to do so, and any credit by the Bank of any advance to or for the account of the Borrower shall conclusively establish the Borrower's obligation to repay same. The Bank shall incur no liability of any kind to any party by reason of making an advance upon a written request.

      If Borrower fails to timely select an applicable LIBOR Period for calculation of a LIBOR Rate Advance, then the Advance shall bear interest at the Adjusted Prime Rate and shall be deemed to be a Prime Rate Advance.

      If by reason of any Regulatory Change, the Bank determines that, by reason of circumstances affecting the London interbank market generally, adequate and fair means do not or will not exist for determining the LIBOR Rate, (ii) by reason of any Regulatory Change, the Bank becomes restricted in the amount which it may hold of a category of liabilities which includes deposits by reference to the LIBOR Rate or a category of assets which includes loans which bear interest at a rate determined in part by reference to the LIBOR Rate, (iii) by reason of any Regulatory Change, it shall be unlawful for the Bank to maintain a LIBOR Rate Advance, or any portion thereof, bearing interest at the Adjusted LIBOR Rate, (iv) in the exclusive judgment of the Bank, deposits are not available to the Bank in the international interbank market in the requisite amounts and for the requisite durations, (v) in the exclusive judgment of the Bank, the Adjusted LIBOR Rate does not adequately reflect the cost to the Bank of making or maintaining a LIBOR Rate Advance then, in any such case, any LIBOR Rate Advance shall bear interest at the Adjusted Prime Rate. If the Bank determines that because of a change in circumstances the Adjusted LIBOR Rate is again available to the Borrower hereunder, the Bank will so advise the Borrower, and the Borrower may convert the rate of interest payable hereunder to the Adjusted LIBOR Rate at any time (provided the Adjusted LIBOR Rate is otherwise available hereunder) by making such election in accordance with, and subject to the conditions of, this Note.

      If, at any time, any Regulatory Change: (i) shall subject the Bank to any tax, duty or other charge with respect to this Note, except an income tax, based upon the charging and collecting of interest hereunder at the Adjusted LIBOR Rate, shall change the basis of taxation or payments to the Bank of the principal of or interest on this Note; (ii) shall result in the imposition, modification or deemed applicability of any reserve, special deposit or similar requirements against assets of, deposits with or for the account of, or credit extended by, the Bank; (iii) shall, because of the existence of this Note, affect the amount of capital required or expected to be maintained by the Bank, or any corporation controlling the Bank; or (iv) shall impose on the Bank or the London interbank market any other condition affecting this Note or the charging and collecting of interest hereunder at the Adjusted LIBOR Rate and the result of any of the foregoing is, in the Bank's reasonable judgment, (a) to increase the cost to the Bank of charging and collecting interest hereunder at the Adjusted LIBOR Rate, or (b) to reduce the return on the Bank's capital or the amount of any sum received or receivable by the Bank under this Note by an amount deemed by the Bank to be material, upon demand then, by the Bank, the Borrower agrees to pay to the Bank such additional amount or amounts as will compensate the Bank for such increased cost or reduction. Such payment shall be made on the first date for payment of interest hereunder following the date of the demand by the Bank and on each such payment date thereafter or shall be paid promptly on demand if the Borrower is not advised of the amount of such payment prior to any such payment date. Determinations by the Bank for purposes of this paragraph of the effect of any Regulatory Change on its costs of make or maintaining Advances bearing interest at the Adjusted LIBOR Rate and of the additional amounts required to compensate the Bank in respect thereof, shall be conclusive absent manifest error in calculation, provided that such determinations are made in good faith.

      The Borrower understands and acknowledges that in connection with LIBOR Rate Advances the Bank may enter into funding arrangements on terms and conditions which could result in substantial losses, costs and expenses to the Bank if LIBOR Rate Advances are prepaid on a date other than the expiration of the selected LIBOR period. Therefore, if there is a prepayment of any LIBOR
Rate Advance on a date other than the expiration of the selected LIBOR Period for any reasons whatsoever including, but not limited to, any payments made by the Borrower because the holder of this Note has accelerated payment in accordance with the terms hereof or any other document relating to the indebtedness hereunder, then the Borrower shall pay to the Bank, as liquidated damages and not as a penalty, a fee (the "Liquidation Fee") equal to the losses (including but not limited to, lost profits of the Bank), costs and expenses of the Bank in connection with such prepayment as determined by the Bank, which payment shall be made by the Borrower to the Bank on the date on which such prepayment is made. The calculations made by the Bank to ascertain such Liquidation Fee shall be conclusive absent manifest error in calculation by the Bank, provided that such calculations are made in good faith. The Bank, upon the written request of the Borrower, shall advise the Borrower in writing of the amount of the Liquidation Fee applicable to any such prepayment.

      The Bank may elect (but shall be under no obligation) to send to the Borrower written confirmation of the due date of each Advance, but any failure to do so shall not relieve the Borrower of the obligation to repay the Advance when due. Unless the Borrower shall object to such confirmation in writing within five (5) days after receipt thereof, such confirmation shall be prima facie evidence of the facts stated therein.

      Each entry set forth on the Schedule shall be prima facie evidence of the facts so set forth, except for any such facts as to which the Bank has sent to the Borrower a written confirmation and the Borrower has timely objected as provided herein. No failure by the Bank to make, and no error by the Bank in making any inscription on the Schedule shall affect the Borrower's obligation to repay the full principal amount advanced by the Bank to or for the account of the Borrower, or the Borrower's obligation to pay interest thereon at the agreed upon rate.

      Before maturity, Prime Rate Advance shall bear interest at the Adjusted Prime Rate, LIBOR Rate Advances shall earn interest at the Adjusted LIBOR Rate.

      Any principal amount not paid when due (at maturity, by acceleration or otherwise) shall bear interest thereafter until paid in full, payable on demand, at a rate per annum equal to:

      (a) For each Prime Rate Advance at a Rate equal to Prime Rate plus 3%, and

      (b) For each LIBOR Rate Advance at the rate otherwise applicable thereto plus 3% from the time of default in payment of principal until the end of the then current LIBOR Period therefor, and thereafter at a rate equal to the Prime Rate plus 3%.

      If any payment to be made under this Note shall be stated to be due on a Saturday, Sunday or banking holiday, the Borrower will pay interest thereon at the applicable rate until the date of actual receipt of such payment by the holder of this Note.

      In no event shall the interest rate on this Note exceed the maximum rate authorized by applicable law. Any change of interest rate on this Note resulting from a change in the Bank's Prime Rate shall be effective on the date of such change. Interest on Advances will be calculated for each day at 1/360th of the applicable per annum rate, which will result in a higher effective annual rate. Accrued interest on Prime Rate Advances shall be payable monthly on the first day of each month and on the date any Prime Rate Advance is paid in full. Accrued interest on LIBOR Rate Advances shall likewise be payable on the first day of each month and on the date any LIBOR Advance is paid in full.

      Notwithstanding anything to the contrary contained herein, any holder of this Note may declare all indebtedness evidenced by this Note, not payable on demand, to be immediately due and payable whenever such holder has the right to do so under any Security Agreement or other agreement, now or hereafter in effect, pursuant to which payment of the indebtedness evidenced by this Note is secured; or, irrespective of the terms or existence of any such Security Agreement or other agreement, upon the happening of any of the following: (1) nonpayment, when due, of the principal of, or interest on, any indebtedness evidenced by this Note; (2) default by Borrower in the payment or performance of any obligation, term or condition of this Note or any agreement between Borrower and the holder hereof; (3) the filing by or against Borrower of a request or petition for liquidation, reorganization, arrangement, adjustment of debts, adjudication as a bankruptcy, relief as a debtor or other relief under the bankruptcy, insolvency or similar laws of the United States or any state or territory thereof or any foreign jurisdiction, now or hereafter in effect; (4) the making by Borrower, of any general assignment for the benefit of creditors;
(5) the appointment of a receiver or trustee for Borrower or for any assets of Borrower, including, without limitation the appointment of or taking possession by a "custodian", as defined in the Federal Bankruptcy Code; (6) the occurrence of any event described in clause (3), (4) or (5) of this paragraph with respect to any endorser, guarantor or any other party liable for, or whose assets or any interest thereon secures, payment of any indebtedness evidenced by this Note;
(7) nonpayment when due by Borrower of any indebtedness for borrowed money owing to any party other than the Bank, or the occurrence of any event which could result in acceleration of the time for payment of any such indebtedness; or (8) if the holder hereof in good faith believes that the prospect of payment of all or any part of the indebtedness evidenced by this Note is impaired.

      NOTHING CONTAINED IN THIS NOTE OR OTHERWISE IS INTENDED, NOR SHALL CONSTITUTE, ANY OBLIGATION OF THE BANK TO MAKE ANY ADVANCE.

      No failure by the holder hereof to exercise, and no delay in exercising, any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by such holder of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of an other right or remedy. The rights and remedies of the holder thereof as herein specified are cumulative and not exclusive of any other rights or remedies which such holder may otherwise have.

      THE BORROWER AGREES TO PAY ALL COSTS AND EXPENSES INCURRED BY THE HOLDER HEREOF IN ENFORCING THIS NOTE, INCLUDING, WITHOUT LIMITATION, REASONABLE ATTORNEY'S FEES AND LEGAL EXPENSES. IF PAYMENT OF THIS NOTE IS SECURED BY COLLATERAL, THE COLLATERAL IS SPECIFIED IN THE COLLATERAL RECORDS OF THE BANK. THE BORROWER HEREBY WAIVES (I) DEMAND, PRESENTMENT FOR PAYMENT, NOTICE OF DISHONOR, PROTEST AND NOTICE OF PROTEST OF THIS NOTE, AND (II) THE RIGHT OF A JURY TRIAL. ANY NOTICE, DEMAND OR REQUEST RELATING TO ANY MATTER SET FORTH HEREIN, OTHER THAN A REQUEST FOR BORROWING, SHALL BE IN WRITING AND SHALL E DEEMED EFFECTIVE WHEN MAILED, POSTAGE PREPAID, BY REGISTERED OR CERTIFIED MAIL, RETURN RECEIPT REQUESTED, TO ANY PARTY HERETO AT ITS ADDRESS HEREIN OR AT SUCH OTHER ADDRESS OF WHICH IT SHALL HAVE NOTIFIED THE PARTY GIVING SUCH NOTICE IN WRITING AS AFORESAID. COPIES OF ALL SUCH NOTICES, DEMANDS AND REQUESTS TO BANK SHALL BE SENT TO BANK, AT ITS ADDRESS ABOVE STATED. IN THE CASE OF THE BORROWER, ALL SUCH COPIES SHALL BE SENT TO THE BORROWER AT THE ADDRESS OF THE BORROWER AS STATED HEREIN.

      THIS NOTE, BEING DRAWN, EXECUTED AND DELIVERED IN THE STATE OF NEW YORK, WHERE ALL ADVANCES AND REPAYMENTS SHALL BE MADE, SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. THE UNDERSIGNED AGREES THAT ANY ACTION OR PROCEEDING TO ENFORCE OR ARISING OUT OF THIS NOTE MAY BE COMMENCED IN THE SUPREME COURT OF NEW YORK IN DUTCHESS COUNTY, OR IN THE DISTRICT COURT OF THE UNITED STATES IN THE 9TH DISTRICT OF NEW YORK. THE UNDERSIGNED WAIVES PERSONAL SERVICE OF PROCESS AND AGREES THAT A SUMMONS AND COMPLAINT COMMENCING AN ACTION OR PROCEEDING IN ANY SUCH COURT SHALL BE PROPERLY SERVED AND SHALL CONFER PERSONAL JURISDICTION IF SERVED BY REGISTERED MAIL TO THE ADDRESS SPECIFIED ABOVE OR OTHERWISE PROVIDED BY THE LAWS OF THE STATE OF NEW YORK OR THE UNITED STATES.


                                   Avalon Funding, LLC


                                   BY: /s/ Michael F. Zinn
                                       ---------------------------------------
                                       Michael F. Zinn, Majority Member


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